VERIZON WASHINGTON, DC INC.

EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Nine Months Ended September 30, 2002
(Dollars in Thousands)
Income before provision for income taxes and extraordinary item	$92,826
Equity in income from affiliate	(113)
Dividends received from equity affiliate	3
Interest expense	9,889
Portion of rent expense representing interest	7,085
Amortization of capitalized interest	963

Earnings, as adjusted	$110,653

Fixed charges:
Interest expense	$9,889
Portion of rent expense representing interest	7,085
Capitalized interest	844

Fixed Charges	$17,818

Ratio of Earnings to Fixed Charges	6.21